

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

August 13, 2009

Kirby D. Cochran
Chief Executive Officer
Castle Arch Real Estate Investment Company, L.L.C.
650 Town Center Drive, Suite 780
Costa Mesa, CA 92626

> **Re: Castle Arch Real Estate Investment Company, LLC**
> **Form 8-K/A, Item 4.01**
> **Filed on August 12, 2009**
> **File No. 000-51230**

Dear Mr. Cochran:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

You may contact me at (202) 551-3472 if you have questions.

Sincerely,

Yolanda Crittendon
Staff Accountant